Exhibit 99.3

FREESEAS INC.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

NOTICE OF CHANGE OF THE DATE OF

ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of FreeSeas Inc.:

This notice relates to the 2011 Annual Meeting of Shareholders (the “Annual Meeting”) of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company” or “FreeSeas”).

Due to a delay in mailing of the Company’s proxy materials, the location and the date of the Annual Meeting has been changed to One Biscayne Tower, 2 South Biscayne Blvd., 21st Floor, Miami, FL 33131, at the offices of Broad and Cassel, the Company’s counsel, at 17:00 Greek time / 10:00 am Eastern Standard Time, on Friday, December 30, 2011.

The record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof remains November 21, 2011.

By Order of the Board of Directors,

Maria Badekas
Secretary

Athens, Greece

December 6, 2011